UNITED STATES
SECURITY AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)

Globe Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

379391 10 5
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(c)

CUSIP NO. 379391 10 53
Page 2 of 4 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Globe Bancorp, Inc. Employee Stock Ownership Plan, 72-1498296
2.	Check the Appropriate Box if a member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Louisiana
5.	Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power 22,520
6.	Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power 1,814
7.	Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power 22,520
8.	Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power 1,814
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,334
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person EP

Item 1(a) Name of Issuer

Globe Bancorp, Inc.

Item 1(b) Address of Issuer's

4051 Veterans Blvd., Suite 100
Metairie, LA 70002

Item 2(a) Name of Person Filing

Globe Bancorp, Inc. Employee Stock Ownership Plan

Item 2(b) Address of Principal Business Office or, if None, Residence

CUSIP NO. 397391 10 5
Page 3 of 4 Pages

Globe Bancorp, Inc.
4051 Veterans Blvd., Suite 100
Metairie, LA 70002

Item 2(c) Citizenship

Louisiana

Item 2(d) Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e) CUSIP Number

379391 10 5

Item 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(f) An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

Item 4. Ownership

  Amount beneficially owned: 24,334
  Percent of class: 8.0%
  Number of shares as to which the person has:
      Sole power to vote or to direct the vote 22,520.
      Shared power to vote or to direct the vote 1,814.
      Sole power to dispose or to direct the disposition of 22,520.
      Shared power to dispose or to direct the disposition of 1,814.

The Globe Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Globe Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2001, 1,814 shares have been or were committed to be allocated to participants' accounts and 22,520 shares were unallocated.

CUSIP NO. 379391 10 5
Page 4 of 4 Pages

Item 5. Ownership of Five Percent or Less of a Class

This item is not applicable because the reporting entity owns more than 5% of the class.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Participants in the ESOP are entitled to receive dividends on, and the proceeds from the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

This item is not applicable.

Item 8. Identification and Classification of Members of the Group

This item is not applicable because the reporting entity is not a member of a group.

Item 9. Notice of Dissolution of Group

This item is not applicable because the reporting entity is not a member of a group.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBE BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST
February 14, 2002	By:	/s/Thomas J. Exnicios Thomas J. Exnicios, Trustee